ANT
8-17-2004

SECURI 04013036 IISSION

Washington, D.C. 20549

*

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|---|---|
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| Expires: | October 31, 2004 |
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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8- 41426 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Friedman, Billings, Ramsey & Co., Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Nineteenth Street North
(No. and Street)

| Arlington | VA | 22209 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Janelle R. Schutt 703.312.9747
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

| 250 West Pratt Street | Baltimore | MD | 21201 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 20 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Kurt R. Harrington, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Friedman, Billings, Ramsey & Co., Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

County/City of Arlington
Commonwealth/State of Virginia
The foregoing instrument was acknowledged before me this 10th day of February 2004, by Kurt Harrington
(name of person seeking acknowledgement)
Notary Public
My commission expires: 8/31/2004

## Friedman, Billings, Ramsey & Co., Inc.
**Index**
**December 31, 2003**

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
250 W. Pratt St.
Suite 2100
Baltimore MD 21201-2304
Telephone (410) 783 7600
Facsimile (410) 783 7680

## Report of Independent Auditors

To the Board of Directors of
Friedman, Billings, Ramsey & Co., Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Friedman, Billings, Ramsey & Co., Inc. (the "Company") at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Baltimore, Maryland
February 4, 2004

## Friedman, Billings, Ramsey & Co., Inc.
### Statement of Financial Condition
### December 31, 2003

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 50,996,949 |
| Receivables | |
| Clearing broker | 86,464,234 |
| Loan to FBR Group | 103,122,039 |
| Other affiliates | 6,373,191 |
| Investment banking | 8,463,690 |
| Interest, dividends, and other | 1,014,436 |
| Marketable trading account securities, at market value | 4,931,576 |
| Investment securities, at fair value | 25,031,911 |
| Furniture, equipment, software, and leasehold improvements, net of accumulated depreciation and amortization of $12,563,002 | 6,333,575 |
| Prepaid expenses and other assets | 5,636,574 |
| Total assets | $298,368,175 |
| **Liabilities and Stockholder's Equity** | |
| Liabilities | |
| Securities sold but not yet purchased, at market value | $ 9,525,088 |
| Accrued compensation and benefits | 80,106,616 |
| Accounts payable and accrued expenses | 37,939,112 |
| Due to affiliates | 23,702,760 |
| Total liabilities | 151,273,576 |
| Stockholder's equity | |
| Common stock, $1 par value, 2,000 shares authorized, 1,135 shares issued and outstanding | 1,135 |
| Additional paid-in capital | 94,496,798 |
| Retained earnings | 52,596,666 |
| Total stockholder's equity | 147,094,599 |
| Total liabilities and stockholder's equity | $298,368,175 |

The accompanying notes are an integral part of these financial statements.

## 1. Organization and Nature of Operations

Friedman, Billings, Ramsey & Co., Inc. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company is a Delaware corporation engaged in a single line of business as a securities broker-dealer, which includes institutional brokerage and investment banking activities. The Company is a wholly owned subsidiary of FBR TRS Holdings, Inc. ("FBR TRS Holdings"), which is a wholly-owned subsidiary of Friedman, Billings, Ramsey Group, Inc. ("FBR Group").

## 2. Significant Accounting Policies

### Cash and Cash Equivalents

Cash equivalents are highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. The majority of the Company's cash equivalents are invested in money market funds.

### Securities Transactions

The Company acts as an introducing broker executing transactions for customers and forwarding all such transactions to a clearing broker on a fully disclosed basis. The Company neither holds funds or securities for, nor owes funds or securities to, customers.

Marketable trading account securities and securities sold but not yet purchased are recorded at market value.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

### Depreciation and Amortization

Furniture, equipment, and software are depreciated using the straight-line method over their estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

## 3. Receivable From Clearing Broker

The Company clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount receivable from the clearing broker represents cash on hand with the clearing broker plus proceeds from unsettled securities sold and less amounts payable for unsettled securities purchased by the Company. The amounts payable are collateralized by securities owned by the Company.

## 4. Related-Party Transactions

The Company is a member of an operating group of affiliates that may provide or receive services to and from each other. From time to time, FBR Group and other affiliates may record costs which, in part, may be based on the Company's operations. Accordingly, the statement of financial condition may not necessarily be indicative of the financial position that would have existed had the Company been operated as an unaffiliated corporation.

During the year ended December 31, 2003, the Company entered into a revolving credit agreement with FBR Group for a loan amount of up to $200 million of which $103,122,039 was outstanding at December 31, 2003. From time to time, FBR Group borrows funds from the Company under this credit agreement to provide for its working capital needs. The loan is collateralized by public equity securities held in a segregated brokerage account in the name of the Company. The Company records monthly interest revenue at a rate equal to the Bear Stearns broker call rate plus 2%. The rate as of December 31, 2003 was 4.25%.

In addition, from time to time, the Company may provide funding to other affiliates that are wholly owned subsidiaries of FBR Group to be used for general operating purposes.

Receivable from affiliates consisted of the following as of December 31, 2003:

| | |
|---|---|
| Receivable from Friedman, Billings, Ramsey Investment Management, Inc. | $ 2,754,800 |
| Receivable from Friedman, Billings, Ramsey International Limited | 2,442,572 |
| Other | 1,175,819 |
| | $ 6,373,191 |

Due to affiliates consisted of the following at December 31, 2003:

| | |
|---|---|
| Income tax payable to FBR TRS Holdings | $ (23,702,760) |

The income tax payable represents the tax expense recorded on a separate company basis that is due to FBR TRS Holdings in accordance with the tax sharing arrangement less tax payments made during the year ended December 31, 2003 (see Note 8).

The Company also has a subordinated revolving loan agreement with FBR Group (see Note 7).

## 5. Securities

Marketable trading account securities and securities sold but not yet purchased as of December 31, 2003, consisted of the following:

| | Owned | Sold, But Not Yet Purchased |
|---|---|---|
| Corporate stocks | $ 3,753,700 | $ 9,524,057 |
| Corporate bonds | 1,177,876 | 1,031 |
| | $ 4,931,576 | $ 9,525,088 |

Investment securities as of December 31, 2003, consisted of the following:

| | Owned |
|---|---|
| Warrants | $ 10,359,699 |
| Units in limited partnership | 9,917,422 |
| Private securities | 4,310,660 |
| Equity security | 407,050 |
| Preferred security | 37,080 |
| | $ 25,031,911 |

In connection with certain capital raising transactions, the Company has received and holds warrants and/or stock of the issuing companies. The warrants are generally exercisable at the respective offering price of the transaction. The Company has valued warrants held on publicly traded stocks, where the restriction periods have lapsed, using an undiscounted Black-Scholes valuation model. The Company has generally valued restricted warrants held on publicly traded securities at intrinsic market value less a discount based on the remaining restriction period. The stock received is valued at fair market value less a discount based on the remaining restriction period. Other private investments are valued at cost which approximates fair market value.

## 6. Furniture, Equipment, Software and Leasehold Improvements

Furniture, equipment, software and leasehold improvements, summarized by major classification, at December 31, 2003 were:

| | |
|---|---|
| Furniture and equipment | $ 10,606,908 |
| Software | 2,039,346 |
| Leasehold improvements | 6,250,323 |
| | 18,896,577 |
| Less - accumulated depreciation and amortization | (12,563,002) |
| | $ 6,333,575 |

## 7. Subordinated Revolving Loans

As of December 31, 2003, the Company had two unsecured revolving subordinated loan agreements. One agreement is with an affiliate of the Company's clearing broker and has a $40 million available credit line with an expiration date of August 1, 2004. The second agreement is with FBR Group and has a $500 million available credit line with an expiration date of January 31, 2005. As of December 31, 2003, there were no outstanding balances under either line of credit. The purpose of these lines of credit is to make additional funds available to meet regulatory net capital requirements for participation in underwriting public offerings. The loans are available in computing net capital under the SEC's Uniform Net Capital Rule.

## 8. Income Taxes

The Company files consolidated federal and state tax returns with FBR TRS Holdings, Inc. and its consolidated subsidiaries. Pursuant to the FBR TRS Holdings written tax sharing agreement, the Company determines its income tax expense or benefit on a separate company basis and the tax sharing agreement further provides that any tax benefits or expenses are ultimately receivable from or payable to FBR TRS Holdings. In accordance with the tax sharing agreement, FBR TRS Holdings will reimburse the related entities for any tax benefits recorded on a separate company basis when utilized in the consolidated return.

At December 31, 2003, due to affiliates included a net deferred tax liability of $5,341,135. The sources and amounts of the net deferred tax liability included deferred tax assets relating to depreciation of $1,088,886, compensation of $3,390,153, and accrued expenses of $147; and a deferred tax liability relating to unrealized appreciation of investments of $9,820,321.

## 9. Off-Balance-Sheet Risk and Concentrations of Risk

The Company functions as an introducing broker that places and executes customer orders. The orders are settled by an unrelated clearing broker that also maintains custody of customer securities and provides financing to customers. Through an indemnification provision in the Company's agreement with its clearing broker, the Company's customer activities may expose it to off-balance-sheet credit risk. The Company may have to reimburse the clearing broker for losses incurred at prevailing market prices in the event the customer fails to settle a trade according to its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer losses.

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2003, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection of performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

The securities industry is subject to numerous risks, including the risk of loss associated with the underwriting, ownership, and trading of securities, and the risk of reduced revenues in periods of reduced demand for security offerings and activity in secondary trading markets. Changing economic and market trends may negatively impact the liquidity and value of the Company's investments and the level of security offerings underwritten by the Company, which may adversely affect the Company's revenues and profitability.

Positions taken and commitments made by the Company in connection with its investment banking activities may involve significant exposure to individual issuers and industry sectors, including non-investment grade securities which have low trading volumes. This may expose the Company to a higher degree of risk than is associated with investment grade instruments.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2003, at market values of the related securities and may incur a realized loss if the market value of the securities increases subsequent to December 31, 2003. When the Company sells a security short, it must borrow the security sold short and deliver it to the broker-dealer through which it made the short sale. A gain, limited to the price at which the Company sold the security short, or a loss, unlimited in size, is recognized in income and realized upon the termination of the short sale.

## 10. Commitments and Contingencies

The Company leases premises under long-term lease agreements requiring minimum annual rental payments that are adjusted for increases in the Consumer Price Index ("CPI"). The Company also pays certain operating costs under these agreements.

Future minimum aggregate annual lease payments (assuming CPI remains constant) under these noncancelable leases are as follows:

| **Year Ending December 31,** | |
|---|---|
| 2004 | $ 3,436,669 |
| 2005 | 2,773,646 |
| 2006 | 2,778,506 |
| 2007 | 2,812,529 |
| 2008 | 1,393,040 |
| Thereafter | 1,906,531 |
| | $ 15,100,921 |

The Company maintains multiple facilities that are leased by FBR Group. These leases are guaranteed by FBR Group. The future minimum aggregate annual payments under these arrangements with FBR Group are as follows:

| **Year Ending December 31,** | |
|---|---|
| 2004 | $ 819,811 |
| 2005 | 774,105 |
| 2006 | 410,547 |
| 2007 | 305,772 |
| 2008 | 309,456 |
| Thereafter | 1,053,624 |
| | $ 3,673,315 |

As of December 31, 2003, the Company is not a defendant or plaintiff in any lawsuits or arbitrations that are expected to have a material adverse effect on the Company's financial condition. The Company is a defendant in a small number of civil lawsuits and arbitrations (together litigation) relating to its various businesses. In addition, the Company is subject to regulatory oversight relating to its various businesses, including examination by regulatory bodies and requests for information relating to such examinations. There can be no assurance that these matters will not have a material adverse effect on the Company's financial condition in a future period. However, based on management's review with counsel, including a review of the reserves set aside for litigation, resolution of these matters is not expected to have a material adverse effect on the Company's financial condition or liquidity. However, if, during any period, a potential adverse contingency should become probable or resolved, the Company's financial condition could be materially affected.

Many aspects of the Company's business involve substantial risks of liability and litigation. Underwriters and broker-dealers are exposed to liability under Federal and state securities laws, other Federal and State laws and court decisions, including decisions with respect to underwriters' liability and limitations on indemnification, as well as with respect to the handling of customer accounts. For example, underwriters may be held liable for material misstatements or omissions of fact in a prospectus used in connection with the securities being offered and broker-dealers may be held liable for statements made by their securities analysts or other personnel. In certain circumstances, broker-dealers may also be held liable by customers and clients for losses sustained on investments. In recent years, there has been an increasing incidence of litigation involving the securities industry, including class actions that seek substantial damages. The Company is subject to the risk of litigation, including litigation that may be without merit. As the Company intends to actively defend such litigation, significant legal expenses could be incurred. An adverse resolution of any future litigation against the Company could materially affect the Company's financial condition.

## 11. Net Capital Computation

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $64,534,937, which was $55,085,038 in excess of its required net capital of $9,449,899. The Company's aggregate indebtedness to net capital ratio was 2.20 to 1 at December 31, 2003.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.